UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Backblaze, Inc.

(Name of lssuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

05637B105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☒	Rule 13d-l(c)

☐	Rule 13d-l(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Whetstone Capital Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 718,716
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 718,716
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,716
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) * IA, OO

1.	NAMES OF REPORTING PERSONS David Atterbury
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 718,716
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 718,716
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 718,716
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) * HC, IN

SCHEDULE 13G/A

Item 1 (a).	Name of Issuer:

Backblaze, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

4425A Forest Ave.

Palo Alto, CA 94301

Item 2 (a).	Name of Person Filing:

Whetstone Capital Advisors, LLC (“WCA”) and Mr. David Atterbury (collectively the “Reporting Persons”).

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

2001 Shawnee Mission Parkway,

Shawnee Mission, KS 66205

Item 2 (c).	Citizenship:

WCA is a limited liability company organized under the laws of the State of Kansas. Mr. Atterbury is the manager of WCA and is a U.S. Citizen.

Item 2 (d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value (“Common Stock”)

Item 2 (e).	CUSIP Number: 05637B105

Item 3.	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. (80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

This Schedule 13G (“Schedule 13G”) is being filed on behalf of Whetstone Capital Advisors, LLC, a Kansas limited liability company (“WCA”), and Mr. David Atterbury, the manager of WCA, relating to Class A Common Stock, $0.0001 par value, of Backblaze Inc., incorporated in Delaware. (the “Issuer”).

This Schedule 13G relates to shares of Class A Common Stock (“Common Stock”) purchased by WCA and held indirectly, through the accounts of certain private investment funds (collectively, the “Whetstone Accounts”). WCA serves as the investment adviser to the Whetstone Accounts and may direct the vote and dispose of the 718,716 shares of Common Stock held indirectly by the Whetstone Accounts. As the manager of WCA, Mr. Atterbury may direct the vote and disposition of the 718,716 shares of Common Stock held indirectly by the Whetstone Accounts.

(a)	Amount beneficially owned: 718,716

(b)	Percent of Class 4.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote 718,716.

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 718,716.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023	Whetstone Capital Advisors LLC

	By:	/s/ David Atterbury
David Atterbury
Manager David Atterbury